Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-142881
May 30, 2007
     LDK Solar Co., Ltd., or LDK Solar, has filed a registration statement on Form F-1 (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents LDK Solar has filed with the SEC for more complete information about LDK Solar and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents LDK Solar has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, LDK Solar, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837 or 1-888-827-7275. You may also access LDK Solar’s most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1385424/000114554907000966/h00889a3fv1za.htm.
     This free writing prospectus reflects the following amendments that were made in Amendments No. 2 and No. 3 to the registration statement on Form F-1:
     On May 25, 2007, LDK Solar amended the registration statement on Form F-1 to disclose that all of its sales to Solartech Energy Corp., or Solartech Energy, have been based on short-term sales contracts and monthly and quarterly purchase orders and that LDK Solar does not have long-term purchase arrangements with Solartech Energy.
     On May 30, 2007, LDK Solar further amended the registration statement to make additional changes to the Prospectus Summary, Risk Factors, Dilution, Management’s Discussion and Analysis of Financial Condition and Results of Operations and Business sections.
     The following sections in the registration statement have been amended as follows:
Prospectus Summary:
     The second sentence in the fifth paragraph under the heading “Overview” has been amended to read as follows:
“We have sold wafers to Chinalight and Solartech Energy primarily pursuant to short-term sales contracts and monthly and quarterly purchase orders.”
     The following sentence has been added at the end of the first paragraph under the heading “Our Corporate Structure”:
“On January 31, 2007, we incorporated LDK Solar USA, Inc. in California as our wholly owned subsidiary.”

     Risk Factors:
     The twelfth sentence has been amended and two additional sentences have been added as the thirteenth and fourteenth sentences in the first paragraph under the risk factor “There are a limited number of suppliers of virgin polysilicon feedstock and failure or delay by any or our polysilicon suppliers in delivering supplies to us could adversely impact our production and delivery schedule and harm our reputation.” to read as follows:
     “We are currently re-negotiating this contract with Technischer Warenhandel Heller and NCA Fortin Inc. and we expect to enter into a new agreement by the end of July 2007. There can be no assurance that we will be successful in negotiating a new agreement or as to the timing of any new agreement. In addition, the terms of any new agreement could be materially less favorable to us than the current agreement, including a material reduction in the amount of the committed polysilicon supply.”
Dilution:
The first sentence in the third paragraph has been amended to read as follows:
“A $1.00 increase (decrease) in the assumed initial public offering price of $26.00 per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $12.6 million, the pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering by $0.12 per ordinary share, the dilution in net tangible book value per ordinary share to new investors in this offering by $0.88 per ordinary share and the dilution in net tangible book value per ADS to new investors in this offering by $0.88 per ADS, assuming no exercise by the underwriters of their over-allotment option and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated aggregate offering expenses payable by us.”
Management’s Discussion and Analysis of Financial Condition and Results of Operations:
     The fourth sentence in the second paragraph under the heading “Net Sales” has been amended to read as follows:
“We have entered into long-term sales arrangements with some of our major customers, including CSI, Solarfun, Solland Solar and Suntech.”
     The last bullet point in the fourth paragraph under the heading “Share based Compensation Expenses” relating to our estimated share based compensation expenses for our option grants after March 31, 2007 has been amended to read as follows:
•	“approximately $1,828,000 for the 100,000 options deemed to be granted on the date of this prospectus to Louis T. Hsieh, who will become one of our directors on the date of this prospectus, at an exercise price of $9.00 per share, which we calculated based on a fair value per share of $26.00, the mid-point of the price range for this offering set forth on the cover page of the preliminary prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $26.00 per ADS would increase (decrease) the estimated share based compensation expense for these options by approximately $97,000.”

     The following sentences have been added at the end of the last paragraph under the heading “Liquidity and Capital Resources—Financing activities”:
“The aggregate principal amount of our short-term bank borrowings outstanding as of March 31, 2007 was $61.5 million. As of May 29, 2007, the aggregate principal amount of our outstanding short-term bank borrowings was $103.7 million. The additional net short-term bank borrowings we have incurred subsequent to March 31, 2007 were principally used to finance equipment purchases, including pre-payments for equipment.”
     The following language has been added at the end of the second paragraph under the heading “Contractual Commitments”:
“and we expect to enter into a new agreement by the end of July 2007. There can be no assurance that we will be successful in negotiating a new agreement or as to the timing of any new agreement. In addition, the terms of any new agreement could be materially less favorable to us than the current agreement, including a material reduction in the amount of the committed polysilicon supply. We believe, however, that the outcome of this contract re-negotiation will not have a material adverse effect on our overall polysilicon supply situation.”
Business:
     The following sentence has been added as the second sentence in the last paragraph under the heading “Customers, Sales and Marketing”:
     “Our sales to Chinalight and Solartech Energy have been based on short-term sales contracts and monthly and quarterly purchase orders.”
     The following language has been added at the end of the third bullet point in the sixth paragraph under the heading “Suppliers—Raw materials and consumables”:
“and we expect to enter into a new agreement by the end of July 2007. There can be no assurance that we will be successful in negotiating a new agreement or as to the timing of any new agreement. In addition, the terms of any new agreement could be materially less favorable to us than the current agreement, including a material reduction in the amount of the committed polysilicon supply. We believe, however, that the outcome of this contract re-negotiation will not have a material adverse effect on our overall polysilicon supply situation.”

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